Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Thirty-Six Weeks Ended
	May 5, 2012	May 7, 2011
Earnings:
Income before income taxes	$951,075	$854,049
Fixed charges	168,716	164,752
Less: Capitalized interest	(668)	(532)

Adjusted earnings	$1,119,123	$1,018,269

Fixed charges:
Gross interest expense	$114,008	$112,794
Amortization of debt expense	5,426	6,060
Interest portion of rent expense	49,282	45,898

Fixed charges	$168,716	$164,752

Ratio of earnings to fixed charges	6.6	6.2

	Fiscal Year Ended August
	2011 (52 weeks)	2010 (52 weeks)	2009 (52 weeks)	2008 (53 weeks)	2007 (52 weeks)
Earnings:
Income before income taxes	$1,324,246	$1,160,505	$1,033,746	$1,007,389	$936,150
Fixed charges	240,329	223,608	204,017	173,311	170,852
Less: Capitalized interest	(1,059)	(1,093)	(1,301)	(1,313)	(1,376)

Adjusted earnings	$1,563,516	$1,383,020	$1,236,462	$1,179,387	$1,105,626

Fixed charges:
Gross interest expense	$164,712	$156,135	$143,860	$120,006	$121,592
Amortization of debt expense	8,962	6,495	3,644	1,837	1,719
Interest portion of rent expense	66,655	60,978	56,513	51,468	47,541

Fixed charges	$240,329	$223,608	$204,017	$173,311	$170,852

Ratio of earnings to fixed charges	6.5	6.2	6.1	6.8	6.5